FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2005

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Press release

March 10, 2005

Strong increase in 2004 results

•	Net current income group share: EUR 1,1 billion (+48.2%)

•	Strong improvement in operating performance and business successes

•	Net income group share : EUR 1.8 billion (of which EUR 0.7 billion in exceptional profits)

•	Net debt reduced by approximately 25% to EUR 11.5 billion

2005

•	Favorable outlook for all Group businesses

•	2005-2006 Optimax Plan impact: EUR 550 million

•	13% dividend increase (EUR 816 million dividend payout) proposed at the Annual General Shareholders’ Meeting

The SUEZ Board of Directors meeting March 9, 2005, chaired by Gérard Mestrallet, approved the results for the financial year ended December 31, 2004. The accounts will be submitted for approval to the Annual General Shareholders’ Meeting, May 13, 2005.

The Group exceeded all its 2004 objectives

•	Strong growth in operating performance

•	EUR 40.7 billion in revenues, representing +6.2% organic growth, in line with Group objectives (between 4% and 7%).

•	EBITDA of EUR 6,198 million, reflecting +10.5% organic growth, exceeding by 4% the organic revenues growth.

•	Net current income group share: EUR 1,107 million, an increase of +48.2% in total growth.

•	Net income: EUR 1,804 million, of which EUR 697 million in exceptional profits.

•	Strengthened financial structure through cash flow generation

•	Net cash flow before disposals: EUR 1,443 million after investments of EUR 2.9 billion.

•	Self-financing of dividend paid in respect of fiscal year 2003.

•	Group net debt reduced by EUR 3.5 million: EUR 11.5 billion at year-end 2004 versus EUR 15 billion at the end of 2003, reducing gearing to 91%.

•	Improved profitability

•	Reduced costs resulting from Optimax: EUR 917 million in savings in 2004 (vs 2002 basis), surpassing the EUR 900 million target.

•	Return on capital employed: 11.9% (8.5% in 2003), to be compared with the 11% target set for 2006.

The Board of Directors decided to recommend a 13% dividend increase to EUR 0.80 per share, giving a payout of EUR 816 million. Payment May 16, 2005.

Gérard Mestrallet, SUEZ Chairman and CEO, commented on these results: “The key event in 2004 were the Group’s reinforced strategic clout and the significant increase in Group net income reflecting the pertinence of its business strategy focused on the energy and environment sectors. In 2004, SUEZ generated strong organic growth in its businesses and expanded in its markets, while providing shareholders with an attractive and dynamic return. The reduction in the Group’s debt, our new Optimax plan, as well as the favorable outlook for 2005, and generally, the Group’s track record of achieving or exceeding its target have led the Board of Directors to propose at the Annual General Shareholders’ Meeting an increase in the dividend of 13%. This is a reflection of the confidence in the growth potential of SUEZ.”

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Highlights of 2004

•	SUEZ Energy Europe

•	Acquisition of Shell holdings in Distrigaz and Fluxys, raising the Group’s stake in each company to 57.2%.

•	Market share gains and an expanded customer base in connection with the opening of the European energy markets.

•	Numerous other developments: doubling of the LNG terminal capacity at Zeebrugge, SHEM, Roselectra power station (Italy).

•	For the very first time, Electrabel sold more than 50% of its electricity outside Belgium.

•	SUEZ Energy International

•	Strong organic growth in revenues, EBITDA and in the generation of cash flows.

•	Several new contracts signed with industrial customers, particularly in the U.S., Brazil, Thailand, and Chile.

•	Startup of several new power plants in Turkey, Chile, and Texas.

•	Two new Build Own Operate (BOO) contracts: a desalination plant at Oman and a gas-fired power plant in Bahrain.

•	Liquefied Natural Gas: 8% of the world market, U.S. terminal projects, diversification of long-term supply contracts.

•	SUEZ Energy Services

•	Rebound in FABRICOM’s results, strong profitability at Elyo.

•	Several commercial successes:

•	FABRICOM: French Ministry of Defense, Sonatrach, Statoil, Aéroports de Paris, and others.

•	Elyo: Minatec, Atofina, Michelin, Rome hospitals, Brussels airport, etc.

•	SUEZ Environment

•	Significant rise in profitability (net current income group share: +84%) and generation of cash flows.

•	Shift toward a more profitable organic growth model. Control and rationalization of activities in major markets abroad.

•	Several commercial successes: Valenton (France), Cottbus (Germany), Chelsea (United Kingdom, Qingdao (China).

•	Confirmed leadership in Europe.

Good outlook for 2005-2006

•	Average annual revenue growth between 4% and 7%, with EBITDA growing at a faster pace.

•	New Optimax Plan for 2005 and 2006 underpinning a profitable growth model based on investment, working capital efficiencies and continued cost reduction (EUR 550 million target, half of which will be realized in 2005).

•	Confirmed selective, but sustained program of investments: EUR 10.5 billion earmarked, including EUR 7 billion for developments over the 2004-2006 period.

•	A dynamic, medium-term dividend payment policy, consistent with net income evolution and offering investors a competitive return.

•	Business strategy based on profitable organic growth in electricity, natural gas, energy and industry services, and environment:

•	France and Benelux: reinforce domestic market positions.

•	Continental Europe: priority development area.

•	North America, Brazil, China: selective development expanding from existing Group locations in these rapidly growing areas.

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Medium-term growth drivers

•	Favorable electricity market price environment.

•	Under-capacity in Europe

•	Increase world demand

•	In the light of primary energy cost trends, the Group is well positioned thanks to its natural gas sector investments (including LNG), its flexible and diversified electricity production base.

•	Continued outsourcing of energy and environment-related services by major industrial companies.

•	Growth opportunities in the environment sector, linked to the new European Directives and the increasing demand for high value added services with an important technological content.

ANALYSIS OF 2004 RESULTS

•	Revenues showing organic growth of +6.2%, in line with Group objectives

At December 31, 2004 SUEZ revenues recorded organic growth of +6.2% to EUR 40.7 billion (compared with EUR 39.6 billion at December 31, 2003).

After the impact of disposals, exchange rate fluctuations, and higher natural gas prices, total revenues grew 2.8%. Following the communications sector disposals, all Group revenues are now generated from the energy and environment sectors. The Group generates 89% of its revenues in Europe and North America, with 80% alone coming from the European continent.

•	EBITDA shows strong organic growth

EBITDA amounted to EUR 6,198 million, reflecting strong organic growth of +10.5% (or +3.1% for total growth) compared with +4.9 % in 2003. This growth rate is more than 4 points higher than the level of revenue growth and reflects the benefits accruing to the Group from developement in its most profitable areas, from the Optimax plan, and from certain non-recurring items (notably renegotiated long-term contracts mainly in the energy sector).

Energy EBITDA advanced sharply, up +11.6% in organic growth terms, versus +8.3% in 2003. This progression was uniform across all the Energy business lines. Despite the negative impact of the U.S. dollar depreciation and the disposals concluded during the year, energy EBITDA amounted to EUR 4,443 million.

Environment EBITDA amounted to 1,931 million, with an organic growth rate of +3.7%. Most of this growth came from Sita France, Water Europe and, in particular, Water France and Ondeo Industrial Solutions.

•	EBIT

In 2004, EBIT came to EUR 3,572 million versus EUR 3,203 million in 2003, with an organic growth rate of +13.9% (+11.5% for total growth). Energy EBIT advanced +12.3% in organic growth (+11.6% in total growth) and environment by +9.5% in organic terms (+7.9% in total growth).

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•	Strong growth in net income

Net income for 2004 was EUR 1,804 million in 2004, and broken down as follows:

•	Business net current income group share, amounted to EUR 1,107 million in 2004 (versus EUR 747 million in 2003), a sharp rise of +48.2% in terms of total growth. With a +84% increase, the Environment sector contributed significantly to this result; the Energy sector rose +11.7%.

•	For 2004, net exceptional income came to EUR 697 million, mainly related to the capital gain on the disposal of M6 shares, versus EUR - 2,912 million in 2003.

•	Positive net cash flow, before disposals, enabled dividend self-financing for 2004

Gross Cash flow came to EUR 4,487 million in 2004 compared with EUR 3,727 million in 2003, an increase of 20% (12.6% of which from the organic growth of operating cash flow). Operating Cash flow benefited from improved profitability, a sharp reduction in exceptional disbursements and the one-off non recurring items mentioned above; it was negatively impacted by year-end 2003 and 2004 disposals.

Operating Cash flow therefore funded all growth and maintenance capex (including financial investments), leaving a positive net cash flow of EUR 1,443 million before asset disposals.

In 2004, the resulting positive net cash flow therefore fully funded the dividends paid in 2004 for fiscal year 2003 (i.e. one year ahead the Group’s initial objective).

•	A further reduction, of EUR 3.5 billion, in the Group’s net debt

The Group’s debt reduction policy established in 2003 was pursued in 2004, in particular with the completion of the Communications sector asset disposal program.

At December 31, 2004, the Group’s net debt amounted to EUR 11.5 billion (versus EUR 15 billion at December 31, 2003), a reduction of approximately 25%.

At year-end 2004, after the payment of dividends for fiscal year 2003 (EUR 1.5 billion), Group’s equity stood at EUR 12.7 billion, an increase of EUR 1 billion over the December 31, 2003 figure (EUR 11.7 billion) ..

Under the combined effect of a further reduction of net debt, and increased shareholders’ equity (+8%), the Group’s debt to equity ratio therefore stood at 91% at 31 December 2004 (versus 128% at December 31, 2003).

•	The Group’s return on capital employed objective was surpassed

ROCE in 2004 came to 11.9% (against 8.5% in 2003 and 7.6% in 2002). This clear improvement, seen in each of the Group’s divisions, reflects significant progress in Group margins and the lower capital intensity of its businesses. Two years ahead of schedule, the Group thus exceeded its 11% ROCE target which had been set for the end of 2006.

•	As in 2003, Optimax exceeded its targets in 2004

In 2004, cost reductions achieved in connection with the Optimax plan generated EUR 917 million in savings, exceeding the stated objective of EUR 900 million. As a reminder, cost reductions achieved for 2003 came to EUR 585 million, above the EUR 500 million target announced for 2003. All together, cost reductions achieved during the period 2003-2004 exceeded EUR 1.5 billion, of which more than 80% in cash.

The objective of the new Optimax plan announced for 2005-2006 is a further cost reduction of EUR 550 million, half of which is to be achieved in 2005. Even in the context of the increase in Group activity, the financial discipline to optimize investments and stabilize working capital requirements is maintained.

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INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The transition to IFRS results in:

•	very little impact on the opening balance sheet at January 1, 2004[1]: slightly positive with respect to total shareholders’ equity (close to 4%) and no impact on net debt.

•	a negative impact on revenues (netting of certain income and expenses, without impact on margins) and a positive impact on EBIT (mainly cancellation of goodwill amortization).

Preliminary information on reconciliation of the opening balance sheet is available on the Group’s Website2; detailed financial information on the 2004 accounts under IFRS will be supplied at the May 13, 2005 Annual General Shareholders’ Meeting and will be the subject of a workshop on May 20, 2005.

BUSINESS LINES OUTLOOK AND STRATEGY

SUEZ intends to pursue its efforts to increase operating profitability and cash flow generation in all its business lines by implementing a business strategy focused on organic growth.

In this context, the operating business lines’ main strategic objectives are:

•	SUEZ ENERGY EUROPE

•	To maintain a leadership position and safeguard margins in Benelux, giving priority to customer relations and enhanced production base competitiveness.

•	To develop electricity/natural gas convergence.

•	To expand activities in France from established positions in electricity and natural gas, and long-standing positions of SUEZ in the Environment and services business.

•	To continue commercial development and targeted investments in the area’s two other priority markets: Italy and the Iberian peninsula.

•	SUEZ ENERGY INTERNATIONAL

•	To give priority to organic growth in SUEZ Energy International’s key markets (United States, Brazil, and Liquefied Natural Gas), as well as adopting a more opportunistic approach in other countries where growth in energy demand is strong.

•	To concentrate on sales activities with respect to commercial and industrial customers.

•	To continue the policy of assets rotation around these strong points.

•	To maintain a balanced portfolio policy with the aim of obtaining optimal risk/return performances.

•	SUEZ ENERGY SERVICES

•	To give priority to the consolidation of Elyo/Axima Services position, organic growth, and profitability while at the same time developing commercial synergies with the SUEZ Energy Europe business line.

•	To continue FABRICOM’s restructuring and further improve profitability.

•	To concentrate Tractebel Engineering’s activities on providing a support function for the Group’s activities in Energy and services.

•	SUEZ ENVIRONMENT

•	To give priority to profitable organic growth in developed countries, especially in Europe.

•	To showcase the Group’s technical and commercial strengths in the context of increasingly strict environmental standards.

•	Outside Europe, to observe a high degree of selectivity in identifying opportunities and improving the profitability and financial stability of less well-performing assets.

[1]	Preliminary situation, excluding the impact of concessions.

[2]	Slides in French and in English, the French version draws from the 2004 Management Report. An English language version will be available in a few days.

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2005 FINANCIAL CALENDAR

•	Publication of 1st quarter revenues (IFRS): May 4, 2005

•	Annual General Shareholders’ Meeting: May 13, 2005

•	IFRS Information Workshop (financial analysts and investors): May 20, 2005

•	Publication of 1st-half revenues (IFRS): August 2, 2005

•	First-half results (IFRS): September 8, 2005

•	Publication of 3rd quarter revenues (IFRS): November 3, 2005

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the main international indices: CAC 40, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of €40.7 billion in 2004, 89% of which were generated in Europe and in North America. Paris is an official sponsor of Paris 2012.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts: France: Catherine Guillon: +331 4006 6715 Caroline Lambrinidis: +331 4006 6654 Antoine Lenoir: +331 4006 6650 Belgium: Guy Dellicour: 00 322 370 34 05	Investor relations contacts: Arnaud Erbin: +331 4006 6489 Eléonore de Larboust: +331 4006 1753 Bertrand Haas: +331 4006 6609

This release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 10, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary